EXHIBIT 3.3

DESCRIPTION OF CAPITAL STOCK

The following description of capital stock of Meta Platforms, Inc. (the “company,” “we,” “us” and “our”) summarizes certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. The description is intended as a summary, and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which have been filed as exhibits to this Annual Report on Form 10-K.

Our authorized capital stock consists of 9,241,000,000 shares, consisting of: (i) 5,000,000,000 shares of Class A common stock, $0.000006 par value per share; (ii) 4,141,000,000 shares of Class B common stock, $0.000006 par value per share; and (iii) 100,000,000 shares of preferred stock, $0.000006 par value per share.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

• if we were to seek to amend our amended and restated certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

• if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms, when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock. Our directors will be assigned by the then-current board of directors to a class when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

The outstanding shares of Class B common stock are convertible at any time as follows: (1) at the option of the holder, a share of Class B common stock may be converted at any time into one share of Class A common stock or (2) upon the election of the holders of a majority of the then outstanding shares of Class B common stock, all outstanding shares of Class B common stock may be converted into shares of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation, including transfers to family members, trusts solely for the benefit of the stockholder or their family members, and partnerships, corporations, and other entities exclusively owned by the stockholder or their family members. Once converted or transferred and converted into Class A common stock, the Class B common stock will not be reissued.

Preferred Stock

Subject to limitations prescribed by Delaware law, our board of directors is authorized to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company.

Voting Agreement

Our CEO is a party to a voting agreement with Dustin Moskovitz and certain of his affiliates.

The stockholders party to this agreement have agreed to vote all of their shares as directed by, and granted an irrevocable proxy to, Mr. Zuckerberg at his discretion on all matters to be voted upon by stockholders. Until the earlier of Mr. Zuckerberg's death or consent to waive or terminate the voting agreement, the shares of our common stock will remain subject the provisions of this voting agreement regardless of any sale, transfer, assignment, pledge, or other disposition of the shares.

We do not believe that the parties to this voting agreement constitute a "group" under Section 13 of the Exchange Act, as Mr. Zuckerberg exercises voting control over the shares held by these stockholders.

Anti-Takeover Provisions

So long as the outstanding shares of our Class B common stock represent a majority of the combined voting power of common stock, Mark Zuckerberg will effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of our company, which will have the effect of delaying, deferring or discouraging another person from acquiring control of our company.
After such time as the shares of our Class B common stock no longer represent a majority of the combined voting power of our common stock, the provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have expressly elected not to be governed by the business combination provisions of Section 203 of the Delaware General Corporation Law.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, even after such time as the shares of our Class B common stock no longer represent a majority of the combined voting power of our common stock, including the following:

• Separate Class B Vote for Certain Transactions. Any transaction that would result in a change in control of our company requires the approval of a majority of our outstanding Class B common stock voting as a separate class until such time as shares of our Class B common stock represent less than thirty-five percent (35%) of the combined voting power of our common stock. This provision could delay or prevent the approval of a change in control that might otherwise be approved by a majority of outstanding shares of our Class A and Class B common stock voting together on a combined basis.

• Dual Class Stock. Our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides Mark Zuckerberg, our founder, Chairman, and CEO, with the ability to control the outcome of matters requiring stockholder approval, even if he owns significantly less than a majority of the shares of our outstanding Class A and Class B common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

• Supermajority Approvals. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide that certain amendments to our amended and restated certificate of incorporation or amended and restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. However, when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, certain amendments to our amended and restated certificate of incorporation or amended and restated bylaws by stockholders will require the approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. This will have the effect of making it more difficult to amend our amended and restated certificate of incorporation or amended and restated bylaws to remove or modify certain provisions.

• Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws provide that stockholders may fill vacant directorships. When the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions restricting the filling of vacancies will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

• Classified Board. Our board of directors is not classified. Our amended and restated certificate of incorporation and amended and restated bylaws provide that when the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, our board of directors will be classified into three classes of directors each of which will hold office for a three-year term. In addition, thereafter, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

• Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that stockholders will be able to take action by written consent. When the outstanding shares of our Class B common stock represent less than a majority of the combined voting power of common stock, our stockholders will no longer be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

• Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

• Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “FB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.